FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED

2004 JUL 27 A 9 13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-7717



FOSTER'S

GROUP

Inspiring Global Enjoyment

Fosters Brewing Group

ASX RELEASE

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04035796

PLEASE DELIVER URGENTLY

SUPPL

The following release was made to the
Australian Stock Exchange Limited today.

PROCESSED

TOTAL PAGES: 3

JUL 27 2004

THOMSON
FINANCIAL

If you would prefer to receive this notification by email please
reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22-Dec-03

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,021,303	800,000
4	Total consideration paid or payable for the shares	$68,306,992	$3,747,760

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.75 date: 28-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.69 lowest price paid: $4.67 highest price allowed under rule 7.33: $4.93

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

184,178,697

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 21-Jul-04
Robert Dudfield – Assistant Company Secretary

Print name: ....